

May 24, 2021

James R. Webb
Executive Vice President, General Counsel and Corporate Secretary
CHESAPEAKE ENERGY CORP
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re: CHESAPEAKE ENERGY CORP**
> **Registration Statement on Form S-3**
> **Filed May 17, 2021**
> **File No. 333-256214**

Dear Mr. Webb:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Rigdon